UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39458

MEDICENNA THERAPEUTICS CORP.

(Exact name of registrant as specified in its charter)

2 Bloor St. W., 7th Floor

Toronto, Ontario M4W 3E2, Canada

(416) 648-5555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 104

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Medicenna Therapeutics Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Medicenna Therapeutics Corp.

Date: May 14, 2024	By:	/s/ Fahar Merchant
	Name:	Fahar Merchant
	Title:	President and Chief Executive Officer